UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report (this “Report”) on Form 6-K as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the “Company”) dated July 21, 2020 titled “Seanergy Maritime Holdings Corp. Announces Successful Closing of Refinancing Resulting in a Gain of $5.6 Million.”

Hamburg Commercial Bank AG (previously known as HSH Nordbank AG) Settlement Agreement

On June 26, 2020, the Company entered into a settlement agreement with Hamburg Commercial Bank AG, or HCOB (previously known as HSH Nordbank AG), concerning the $44.4 million senior secured loan facility with HCOB, originally entered into on September 1, 2015, as amended and/ or supplemented from time to time thereafter (the “HCOB Loan Facility”). Under the terms of the settlement agreement, the $29.1 million outstanding balance under the facility would be fully and finally settled for $23.5 million and all securities pertaining to the subject facility would be irrevocably and unconditionally released, subject to the settlement occurring not later than July 31, 2020. As of the date of this report on Form 6-K, the Company has fully repaid the HCOB loan facility and the Borrowers, the Corporate Guarantor and the mortgages over the Gloriuship and the Geniuship and all other underlying securities in favor of HCOB have been irrevocably and unconditionally discharged.

New Entrust Loan Facility

On July 15, 2020, the Company entered into a $22.5 million loan agreement with Lucid Agency Services Limited and Lucid Trustee Services Limited as facility agent and security agent, respectively and certain nominees of EnTrust Global as lenders (the “New Entrust Loan Facility”), for the purpose of partly refinancing the settlement amount of $23.5 million under the HCOB Loan Facility. The borrowers under the facility are the Company’s applicable vessel-owning subsidiaries and the facility is guaranteed by the Company. The facility was made available in two tranches, which were fully drawn on July 16, 2020: the first tranche of $6.5 million was used to partly refinance the outstanding indebtedness over the M/V Gloriuship and the second tranche of $16.0 million was used to partly refinance the outstanding indebtedness over the M/V Geniuship. The facility matures in July 2025 and is secured by first priority mortgages over the vessels, general assignments covering earnings, insurances and requisition compensation of each vessel, account pledge agreements concerning the earnings account of each vessel, share pledge agreements concerning each vessel-owning subsidiaries’ shares and relevant technical and commercial managers' undertakings. In addition, the New Entrust Loan Facility is cross collateralized with an existing loan facility secured by M/V Lordship, as amended and restated on July 15, 2020. As a result, the New Entrust Loan Facility is further secured by a corporate guarantee from Lord Ocean Navigation Co. (“Lord Ocean”), being the vessel-owning subsidiary of the M/V Lordship, a second preferred mortgage over the M/V Lordship, second priority general assignment covering earnings, insurances and requisition compensation of the M/V Lordship, a second priority account pledge agreement concerning the earnings account of Lord Ocean, a second priority share pledge agreement concerning Lord Ocean's shares and second priority technical and commercial managers' undertakings. The New Entrust Loan Facility bears fixed interest rate of 10.5% per annum while principal obligation amortizes through six quarterly installments of $476,500 each, followed by 14 quarterly installments of $865,000 each, followed by a balloon repayment of $7.5 million due at maturity. Moreover, the New Entrust Loan Facility provides that: (i) the security cover percentage requirement (as defined therein) is required to be equal to 110% for the first 18 months following drawdown, 115% for months 19 – 24 following drawdown, 120% for months 25 – 36 following drawdown and 130% at all times thereafter until maturity, (ii) minimum liquidity of $0.25 million for the first 3 months following drawdown of the facility and $0.4 million at all times thereafter, as long as the respective vessel is not subject to a time-charter exceeding 12 months in duration, shall be maintained in each borrower’s earnings account and (iii) minimum liquidity of $0.5 million multiplied by the number of vessels owned by the Company and its subsidiaries shall be maintained by the Company. The New Entrust Loan Facility also imposes certain customary operating covenants.

Amended and Restated Entrust Loan Facility

On July 15, 2020, the Company entered into an amendment and restatement of the $24.5 million loan agreement entered into on June 11, 2018 with certain nominees of EnTrust Global as lenders and Wilmington Trust, National Association as facility agent and security agent (the “Amended and Restated Entrust Loan Facility”). Pursuant to the terms of the Amended and Restated Entrust Loan Facility (i) Wilmington Trust, National Association resigned as facility agent and security agent and Lucid Agency Services Limited and Lucid Trustee Services Limited were appointed as successor facility agent and security agent, respectively and (ii) the facility was cross-collateralized with the New Entrust Loan Facility with corporate guarantees from Sea Glorius Shipping Co. and Sea Genius Shipping Co., being the vessel-owning subsidiaries of the M/V Gloriuship and the M/V Geniuship respectively, second preferred mortgages and second priority general assignments covering the earnings, insurances and requisition compensation over the M/V Gloriuship and the M/V Geniuship, second priority account pledge agreements covering the earnings accounts of these vessels, second priority share pledge agreements concerning Sea Glorius Shipping Co.'s and Sea Genius Shipping Co.’s shares and second priority technical and commercial managers' undertakings. The original terms and securities of the subject facility agreement were not otherwise altered by the amendment and restatement.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-238136, 333-237500, 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2020

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer